Exhibit 5.1

[DAVIS POLK LETTERHEAD]

December 29, 2009

Roper Industries, Inc.

6901 Professional Parkway East

Suite 200

Sarasota, Florida 34240

Ladies and Gentlemen:

We have acted as special counsel for Roper Industries, Inc., a Delaware corporation (the “Company”), in connection with the Company’s offering of 2,300,000 shares of common stock, par value $0.01 per share (the “Shares”), in an underwritten public offering pursuant to an underwriting agreement dated December 22, 2009 (the “Underwriting Agreement”) between the Company and J.P. Morgan Securities and Goldman, Sachs & Co. as underwriters.

We, as your counsel, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

Based upon the foregoing, we are of the opinion that when the Shares are issued and delivered in accordance with the Underwriting Agreement against payment therefor, they will be validly issued, fully paid and non-assessable.

We are members of the Bars of the States of New York and California and the foregoing opinion is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing).

We hereby consent to the filing of this opinion as an exhibit to a report on Form 8-K to be filed by the Company on the date hereof. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

This opinion is rendered solely to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without our prior written consent.

Very truly yours,

/s/ Davis Polk & Wardwell LLP